FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on June 30, 2010, by Panasonic Corporation (the registrant), announcing the transfer of management rights relating to IPS Alpha Technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: July 6, 2010

FOR IMMEDIATE RELEASE

June 30, 2010

Contacts:

PR Group, Corporate Communications Headquarters

Panasonic Corporation

(Osaka) +81-6-6908-0447

(Tokyo) +81-3-3436-2621

Hajime Kito	Hiromichi Moriguchi
Hitachi, Ltd.	Hitachi Displays, Ltd.
+81-3-5208-9325	+81-3-4554-5555

Transfer of Management Rights Relating to IPS Alpha Technology

Tokyo, Japan, June 30, 2010 — Panasonic Corporation (NYSE: PC / TSE: 6752, “Panasonic”), Hitachi, Ltd. (NYSE:HIT / TSE:6501, “Hitachi”) and Hitachi Displays, Ltd. (“Hitachi Displays”), Hitachi’s subsidiary which is engaged in the small and medium-sized LCD panel business, announced that Hitachi Displays conducts a corporate split today to establish IPS Alpha Support Co., Ltd (“IPS Alpha Support”). IPS Alpha Support will assume Hitachi Displays’ entire shareholding of 50.02% shares of IPS Alpha Technology, Ltd. (“IPS Alpha”), which designs, manufactures and sells large-sized LCD TV panels. Also today, Hitachi Displays transfers 94% shares of IPS Alpha Support to Panasonic, and 6% shares to Hitachi.

As a result of these transactions, Panasonic will effectively acquire 47.02% shares of IPS Alpha. Adding to its existing shareholding of 44.98%, Panasonic will have an effective investment in IPS Alpha of 92%.

Hitachi will have an effective investment in IPS Alpha of 5% during the current fiscal year, by acquiring 6% shares of IPS Alpha Support and other measures.

2

Outline of IPS Alpha Technology (As of June 30, 2010)

1)	Company name	:	IPS Alpha Technology, Ltd.

2)	President	:	Fumiaki Yonai

3)	Headquarters	:	3732, Hayano, Mobara-shi, Chiba, Japan

4)	Established	:	January 1, 2005

5)	Main businesses	:	Design, manufacture, sales and related maintenance & services of Large-sized LCD TV panels

6)	Fiscal year-end	:	March 31

7)	No. of employees	:	3,065 (As of March 31, 2010; consolidated)

8)	Capital	:	100.0 billion yen

9)	Shareholdings	:	IPS Alpha Support Co., Ltd. : 50.02%, Panasonic : 44.98%, Development Bank of Japan and others : 5.00%

10)	Sales	:	142.0 billion yen (Year ended March 31, 2010; consolidated)

Outline of Hitachi Displays (As of June 30, 2010)

1)	Company name	:	Hitachi Displays, Ltd.

2)	President	:	Yoshiyuki Imoto

3)	Headquarters	:	Kanda Neribei-cho 3, Chiyoda-ku, Tokyo, Japan

4)	Established	:	October 1, 2002

5)	Main businesses	:	Design, manufacture, and sales of small & medium-sized LCD panels and related products, as well as maintenance and services

6)	Fiscal year-end	:	March 31

7)	No. of employees	:	11,412 (As of March 31, 2010; consolidated)

8)	Capital	:	35,274.5 million yen

9)	Shareholdings	:	Hitachi, Ltd. : 75.1%, Canon Inc. : 24.9%

10)	Sales	:	156.2 billion yen (Year ended March 31, 2010; consolidated)

About Panasonic Corporation

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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